Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Mamma.com Inc. (the “Company”) 388 St. Jacques Street West, 8th Floor
Montreal, Quebec H2Y 1S1

Item 2	Date of Material Change

February 28, 2005

Item 3	News Release

Attached as Schedule “A” is the new release in respect of the material change, which was disseminated through CCN
Matthews.

Item 4	Summary of Material Change

On February 28, 2005, the Company issued a statement in response to the filing of putative class action lawsuits against the Company and certain of its officers and directors.

Item 5	Full Description of Material Change

Refer to the press release attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Daniel Bertrand
Vice President and Chief Financial Officer (514) 908-4318

Item 9	Date of Report

March 18, 2005.

4

Schedule “A”

MAMMA.COM DENIES ALLEGATIONS
IN LAWSUITS SEEKING CLASS ACTION STATUS

        Montreal, Canada, February 28, 2005 – Mamma.com Inc. (the “Company”), (NASDAQ: MAMA) today issued the following statement in response to the filing of putative class action lawsuits against the Company and certain of its officers and directors:

        “Last week, lawsuits seeking class action status were filed in federal district court in Manhattan. The complaints that were filed contain claims based on unsubstantiated rumors and newspaper reports. The Company believes that the claims are frivolous and without merit, and it intends to defend itself vigorously. The Company’s management is unaware of any wrongdoing by the Company, its Board or its officers, and it is confident that the Company, its board and its officers have complied with all applicable securities laws.”

About Mamma.com Inc.

Mamma Media SolutionsTM is focused on providing quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. For more information, visit www.mammamediasolutions.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filing with the Securities and Exchange Commission and also include but are not limited to whether the Company will appoint a new auditor, whether 2004 financial statements will be issued and filed and if so when, whether prior year audit reports will be withdrawn and whether the investigation being carried out under the Audit Committee’s supervision will be completed.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com